EXHIBIT 99.11
Media release

Rio Tinto welcomes moves to strengthen cultural heritage protection
14 March 2022
MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto welcomes the release today of a joint Commonwealth Government and First Nations Heritage Protection Alliance Discussion Paper designed to strengthen state and federal cultural heritage protection laws.
Rio Tinto supports strengthening safeguards for cultural heritage at both state and Commonwealth legislative levels, including the reform process currently underway to ensure an incident like the destruction of rock shelters at Juukan Gorge in Western Australia never happens again.
These reforms must ensure that Aboriginal and Torres Strait Islander peoples are placed at the centre of decision-making on matters relating to protection of their cultural heritage.
Rio Tinto Chief Executive, Australia Kellie Parker said “We have heard the call for Rio Tinto to play a greater role in the strengthening of state and Commonwealth cultural heritage protection laws.
“This call has been made by the Commonwealth Parliamentary Committee that inquired into the destruction of the Juukan Gorge rock shelters, Traditional Owners, the National Native Title Council, the First Nations Heritage Protection Alliance, and our investors. The call is reinforced in the Dhawura Ngilan Vision Statement.
“We firmly believe a co-design process with Traditional Owners will strengthen cultural heritage management and protection to ensure it is valued and celebrated for its intrinsic worth.
“There are and will be differences in views on how this will be best achieved but we will continue to work in close consultation with Traditional Owners and their representative organisations to better understand and protect their cultural heritage and ensure mining is done in the right way.”
Last month, Rio Tinto developed a joint management plan with the Yinhawangka Aboriginal Corporation in Western Australia. This plan ensures the protection of significant social and cultural heritage values, as part of the proposed development of the Western Range iron ore project in the Pilbara. It is the result of a strong collaboration between the Yinhawangka people and Rio Tinto.
Kellie Parker said: “Our determination not to repeat the events leading up to the destruction of the Juukan Gorge rock shelters is ingrained in everything we do.
“Significant changes continue to be made at all levels of our business. While we are hopeful we have put in place the right foundations for a better future, we know we will be judged by our actions and not our words.”

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